Norfolk Southern Corporation

Law Department

Three Commercial Place

Norfolk , Virginia   23510-9241

                                                                                    Virginia K. Fogg

                                                                                    General Solicitor

                                                                                    March 4, 2008

Mr. Daniel Morris

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington , D.C. 20549

Re: Norfolk Southern Corporation

Definitive 14A

Filed March 20, 2007

File No. 001-08339

Dear Mr. Morris:

On behalf of Norfolk Southern Corporation, I am providing an additional response to supplement our January 15, 2008 response to the comments of the staff of the Division of Corporation Finance in your letter to Mr. Charles W. Moorman dated December 21, 2007, with respect to Norfolk Southern's letter dated November 20, 2007, and your letter dated September 26, 2007.   Mr. Hixon, chief legal officer for Norfolk Southern, has asked that I respond on his behalf.   Pursuant to our telephone conversation with you on February 28, 2008, you have asked for additional clarification of our response to comment #8.

Norfolk Southern will disclose in future filings its performance targets for the each cycle of performance share units remaining outstanding at the end of the fiscal year covered in the proxy statement or earned during that fiscal year.

If you have any questions, please do not hesitate to contact me at 757-629-2837 or Jim Hixon at 757-629-2370.

                                                                        Sincerely,

                                                                        /s/ Virginia K. Fogg

                                                                        Virginia K. Fogg

cc:        Charles W. Moorman

            James A. Hixon